ORBITAL CORPORATION LIMITED A.B.N. 32 009 344 058	4 Whipple St, Balcatta, 6021, Western Australia PO Box 901, Balcatta, 6914, Western Australia Ph +61 8 9441 2311 Fax: +61 8 9441 2111 Website: www.orbitalcorp.com.au

3 June 2010

Ms Jill Hewitt

ASX Limited

Exchange Plaza

2 The Esplanade

Perth WA 6000

Dear Jill

Request for Voluntary Suspension

We refer to our request for a trading halt dated 1 June 2010 pending the release of an announcement to the market regarding a proposed acquisition and equity raising.

Pursuant to Listing Rule 17.2, we now request that the ASX grant a voluntary suspension in the ordinary shares of Orbital Corporation Limited (OEC) with immediate effect on the following basis:

•

The Company proposes to shortly make an announcement to the market regarding a proposed acquisition and equity raising.

•

The Company requests the voluntary suspension remain in place until the announcement in relation to the proposed acquisition and equity raising is released to the market.  The Company expects that this will be prior to the commencement of normal trading on Thursday 10 June 2010.

•

The Company is not aware of any reason why the voluntary suspension should not be granted nor any other information necessary to inform the market about the requested suspension.

Yours faithfully

Ian Veitch

Company Secretary